82-03138

BAE SYSTEMS STATEMENT ON SFO INVESTIGATION

Following our announcement on 3 November 2004, BAE Systems has today learned that it is now included in the investigation by the SFO in relation to the matters referred to in the SFO's announcement of that date. BAE Systems will be extending its full co-operation to the SFO.

BAE Systems welcomes the SFO's investigation believing that it will put these matters to rest once and for all.

Issued by BAE Systems
17 November 2004